Canaccord Genuity LLC
Consolidated Statement of Changes in Member's Equity

Year Ended March 31, 2021

	Member's Equity	Total
March 31, 2020	63,096,899	63,096,899
Net income	99,946,662	99,946,662
Share-based awards - purchases	(12,750,000)	(12,750,000)
Share-based awards - amortization	30,185,176	30,185,176
Dividends declared	(31,296,041)	(31,296,041)
March 31, 2021	149,182,696	149,182,696